

September 13, 2011

By U.S. Mail and facsimile to 713-621-6919

James J. Kohn
Chief Financial Officer
Nevada Gold & Casinos, Inc.
50 Briar Hollow Lane, Suite 500W
Houston, TX  77027

Re:     Nevada Gold and Casinos, Inc. ("the company")
        File No.:  001-15517

Dear Mr. Kohn:

In your letter dated September 1, 2011, you requested that the staff accept one year of audited pre-acquisition financial statements for acquired card room operations and the audited post-acquisition financial statements of the card rooms included in the company's audited financial statements for the year ended April 30, 2011 to satisfy the requirements of S-X Rule 3-05 for the company's Form 8-K dated July 23, 2010.  We understand that the company plans to file a Form S-3.  The company acquired six card rooms out of receivership on July 23, 2010 for approximately $11 million.  The financial statements filed for the card rooms in the company's Form 8-K included three card rooms that the company did not acquire.  Separate financial statements for the six card room operations alone were not available.  Based on the operations of the nine card rooms, the acquisition was significant over the 40% level.  However, the acquired six card rooms were significant between the 20-40% level.

The staff is unable to waive the requirements of S-X Rule 3-05 to provide two years of pre-acquisition historical financial statements of the acquired card rooms in the Form 8-K.  For purposes of the Form S-3 only, we would not object to your request that the staff accept one year of audited pre-acquisition financial statements for the acquired card room operations and the audited post-acquisition financial statements of the card rooms included in the company's audited financial statements for the year ended April 30, 2011 to satisfy the requirements of S-X Rule 3-05.

However,  please amend the financial statements for the card rooms included in the pro forma financial statements in the company's Form 8-K/A dated July 23, 2010 to present them on the same basis as the December 31, 2009 financial statements for the nine card rooms.  A column should be added to the pro forma financial information to eliminate the operations of the three card rooms that the company did not acquire.

James J. Kohn
Nevada Gold & Casinos, Inc.
September 13, 2011
Page 2

The staff's conclusion is based solely on the information provided in your letters. Different or additional material facts could result in a different conclusion. If you have any questions concerning this letter, please call me at 202-551-3511.

Sincerely,

Louise M. Dorsey
Associate Chief Accountant